As filed with the Securities and Exchange Commission on, June 17, 2005
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

             ------------------------------------------------------

                                   Schedule TO

          Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      ACM Managed Dollar Income Fund, Inc.
                       (Name of Subject Company (Issuer))

                      ACM Managed Dollar Income Fund, Inc.
                  (Name of Filing Persons (Offeror and Issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    000949107
                      (CUSIP Number of Class of Securities)

                                 Mark R. Manley
                        Alliance Capital Management L.P.
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 969-1000
     (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:

                          Patricia A. Poglinco, Esquire
                               Seward & Kissel LLP
                             One Battery Park Place
                            New York, New York 10004
                            Calculation of Filing Fee

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     Transaction Valuation                                  Amount of Filing Fee
--------------------------------------------------------------------------------
        $8,935,479.95 (a)................................        $1,051.71(b)
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(a)  Calculated as the aggregate maximum purchase price to be paid for 1,135,385 shares in the offer, based upon the net asset value per share of $7.87 at May 11, 2005.

(b)  Calculated as the Transaction Valuation multiplied by 0.00011770.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,051.71
     Form or Registration No.: Schedule TO
     Filing Party: Alliance Managed Dollar Income Fund, Inc.
     Date Filed: May 16, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting
the results of the tender offer.                                             |_|

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

                             Introductory Statement

     This Amendment Number 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 16, 2005 by Alliance Managed Dollar Income Fund, Inc., (the "Fund"), relating to an offer to purchase for cash (the "Offer") up to 1,135,385 shares of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares") amends such Statement on Schedule TO to add the following information in accordance with Rule 13e-4(c)(4) of the Securities and Exchange Act of 1934 and General Instruction H of Schedule TO:

          Pursuant to the Offer for up to 1,135,385 of its Shares which expired on Friday, June 10, 2005 at 12:00 Midnight Eastern Time, the Fund has accepted that number of Shares for payment on June 17, 2005 at $8.07 per Share. These Shares represent approximately 5% of the Fund's outstanding Shares. A total of 1,677,694 Shares were properly tendered and not withdrawn prior to 5:00 p.m. Eastern Time on June 14, 2005, the final date for withdrawals. Therefore, on a pro rated basis, in accordance with the terms of the Offer, 67.68% of the Shares so tendered by each tendering stockholder have been accepted for payment. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $9,162,556.95.

     Reference is hereby made to the press release issued by the Fund on June 13, 2005 a copy of which is attached hereto as Exhibit (a)(5)(v) and is incorporated herein by reference and the press release issued by the Fund on June 15, 2005 a copy of which is attached hereto as Exhibit (a)(5)(vi) and is incorporated herein by reference.

Item 12. Exhibits.

     (a)(5)(v)      Press Release issued on June 13, 2005.

     (a)(5)(vi)     Press Release issued on June 15, 2005.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ALLIANCE MANAGED DOLLAR INCOME
                                          FUND, INC.


                                          /s/ Mark R. Manley
                                          ------------------
                                          Name: Mark R. Manley.
                                          Title:  Secretary

Dated: June 17, 2005

00250.0158 #579697